SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CBAK ENERGY TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

14986C 102
(CUSIP Number)

Yunfei Li
BAK Industrial Park, Meigui Street, Huayuankou Economic Zone,
Dalian, China 116450
86-411-39185985
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2020
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 14986C 102

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yunfei Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	10,726,705
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	10,726,705
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,726,705 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.03%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 62,978,784 shares of common stock issued and outstanding as of the date hereof.

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This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of CBAK Energy Technology, Inc. (the “Company”).

This Amendment No. 4 is being filed by Yunfei Li (the “Reporting Person”) to amend and supplement the Reporting Person’s Amendment No. 3 to Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2019 (the “Schedule 13D”). Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented by adding the following at the end thereof:

On June 3, 2020, pursuant to certain Cancellation Agreement between the Reporting Person and the Company, the Reporting Person acquired 2,062,619 shares of common stock of the Company by cancelling a loan of approximately $0.99 million that the Company owed to the Reporting Person, at the exchange price of $0.48 per share. Upon receipt of the shares, the Reporting Person released the Company from any claims, demands and other obligations relating to the loan.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) As of the date of this statement, the Reporting Person beneficially owns 10,726,705 shares of Common Stock, representing approximately 17.03% of the outstanding Common Stock of the Company. The Reporting Person has sole voting and dispositive power over the shares of common stock of which he beneficially owns.

(c) Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving Common Stock of the Company in the last 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

99.3	Cancellation Agreement (incorporate by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 28, 2020)

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SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020

/s/ Yunfei Li
Yunfei Li

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